JONES DAY

SILICON VALLEY OFFICE  •   1755 EMBARCADERO ROAD  •  PALO ALTO, CALIFORNIA 94303

TELEPHONE: (650) 739-3939  •  FACSIMILE: (650) 739-3900

May 14, 2009

259984-600004

VIA HAND DELIVERY AND

EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Maryse Mills-Apenteng, Staff Attorney

Re:	SupportSoft, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 (filed March 11, 2009)
Form 10-K/A for the Fiscal Year Ended December 31, 2008 (filed April 27, 2009)
Preliminary Proxy Statement on Schedule 14A (filed April 10, 2009)
SEC File No. 000-30901

Ladies and Gentlemen:

We are submitting this letter on behalf of SupportSoft, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 8, 2009 (the “Comment Letter”) relating to the above-mentioned documents filed by the Company with the Commission.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Also enclosed for the convenience of the Staff is a copy of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amendment”) which has been filed with the Commission on the date hereof in response to the Staff’s comments set forth in the Comment Letter, along with a marked copy of the Amendment to show all changes made since the original filing of the Preliminary Proxy Statement on Schedule 14A on April 10, 2009 (the “Original Filing”).

As we discussed with Mr. Michael F. Johnson of the Staff, the Company’s top priority at this point is assisting the Staff to complete its review of the Company’s Preliminary Proxy Statement on Schedule 14A as smoothly and efficiently as possible. We have also spoken with Mr. Mark Shannon of the Staff and we understand that a prompt response to comment 4 (regarding the Company’s accounting for multi-year maintenance agreements) is important to the Staff’s review of the proxy statement. The sale of the Company’s enterprise business to Consona is a key strategic initiative, and any unnecessary delay increases the risk that this transaction will not be completed on a timely basis. Accordingly, in order to focus its immediate attention on the matter of greatest strategic importance, the Company is responding in this letter only to those Staff comments that affect its review of the Preliminary Proxy Statement

JONES DAY

SupportSoft, Inc.

SEC File No. 000-30901

May 14, 2009

on Schedule 14A. In the case of comments on information appearing both in the Company’s 10-K/A and in the Preliminary Proxy Statement on Schedule 14A, we responded to these comments in the context of the Preliminary Proxy Statement on Schedule 14A. As requested by the Staff, the Company intends to respond to comments 1 through 3 and comment 5 within ten business days following the date of the Comment Letter.

Item 8.	Financial Statements and Supplementary Data

Note 1.	Organization and Summary of Significant Accounting Policies

Revenue Recognition

Enterprise Revenue, page 59

4. You indicate on page 60 that you offer multi-year maintenance agreements. Please tell us if you offer multi-year maintenance agreements in multiple element arrangements with your perpetual licenses and, if so, explain to us how you have established VSOE of the maintenance element in such arrangements. As part of your response, compare the length of your typical multi-year maintenance agreement to the estimated economic life of your perpetual licenses. Refer to TPA 5100.54 by analogy.

The Company supplementally advises the Staff that most of the Company’s multi-element arrangements which include perpetual licenses do not include multi-year maintenance (PCS). In certain instances the Company has included multi-year (i.e., 2 or 3 years) maintenance in its perpetual license arrangements. The Company has established VSOE of the PCS element by reference to PCS renewals.

The Company’s typical PCS renewal term is 12 months. In multi-element arrangements that include perpetual licenses and a multi-year maintenance term, the PCS portion of the arrangement is determined based upon the VSOE of the PCS element consistently applied. In all of the Company’s arrangements that include multi-year PCS, the customer has the option to renew PCS on an annual basis after the initial term, and most of these arrangements contain an explicit PCS renewal rate. This renewal rate is consistent with the VSOE rates. Furthermore, the Company has a history of customers with initial multi-year PCS arrangements renewing PCS annually, most of them renewing for a number of years after the expiration of the initial multi-year PCS term.

In addition, the Company supplementally advises the Staff that the length of the multi-year PCS term compared to the estimated economic life of the perpetual software license is relatively short. The Company’s multi-year PCS arrangements typically cover a term of 2 or 3 years. The estimated economic lives of the Company’s software products range from 6 to 10 years. This is demonstrated, in part, by the Company’s ability to extend the useful life of each product through the provision of periodic unspecified updates to the software and the Company’s history with customers who have licensed additional quantities of the Company’s software products in the years subsequent to the initial arrangement.

In analogizing to TPA 5100.54, the Company believes that its PCS renewal rate and term in connection with multi-year PCS agreements are substantive: the initial PCS term in arrangements including multi-year maintenance are relatively short as compared to the estimated lives of the Company’s software products, the Company has a history of customers renewing PCS for a number of years that exceeds the initial multi-year PCS term, and the Company’s PCS renewal pricing for such arrangements is consistent with arrangements where the initial PCS term is only 12 months.

Form 10-K/A for Fiscal Year Ended December 31, 2008

Item 11.	Executive Compensation

Compensation Discussion and Analysis, page 6

6. We note your use of peer group comparison and benchmarking surveys and that your Committee uses the third quartile as a guideline for establishing compensation for each of your named executive officers. While we note your statement that short-term cash incentive opportunities are in the third quartile of comparable companies, please tell us what consideration you gave to disclosing the actual percentiles for fiscal 2008 compensation for each benchmarked element of compensation.

As explained in our added disclosure on page 86 of the Amendment, in 2008 our Compensation Committee used Radford survey data that benchmarks cash compensation levels in ten-percentile tiers for each executive officer position. The Committee did not seek or consider data on the exact percentile of a given executive officer’s cash compensation within these tiers because it did not believe a greater level of precision would contribute to its deliberations. We have added disclosure in the section “Employment Arrangements, Termination of Employment Arrangements, and Change in Control Arrangements” starting on page 95 of the Amendment specifying each named executive officer’s benchmark percentile tier for base salary and for short-term target cash incentive compensation.

7. We note your disclosure that in exceptional cases you may use an outside compensation consultant. In future filings, please clarify whether you did or did not use an outside compensation consultant for the fiscal years covered.

The Company acknowledges the Staff’s comment and in future filings the Company will clarify whether it did or did not use an outside compensation consultant for the fiscal years covered. The Company supplementally advises the Staff that it did not use a compensation consultant for fiscal year 2008 but that it has engaged a compensation consultant for fiscal year 2009. In 2008 the Compensation Committee used Radford study data to benchmark executive compensation levels rather than engaging a consultant. Appropriate disclosure regarding the compensation consultant engaged for fiscal year 2009 will be provided in the Company’s future filings.

JONES DAY

SupportSoft, Inc.

SEC File No. 000-30901

May 14, 2009

8. Please expand your discussion to provide additional analysis of the effect of individual performance on annual cash incentive and stock option awards. You should provide additional detail and an analysis of how individual performance affected actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. In addition, the extent to which performance targets, whether individual or corporate, were met, exceeded, or not met should also be disclosed. See Item 402(b)(2)(vii) of Regulation S-K.

We have added disclosure starting on page 90 of the Amendment of the individual performance objectives for each named executive officer, the degree to which these objectives were achieved and the affect of this degree of achievement, as well as the effect of company or division-wide revenue and operating income targets, on each executive’s cash compensation. We have also noted on page 94 of the Amendment that equity awards to the non-CEO named executive officers were made on a uniform basis for 2008.

Item 13.	Certain Relationships and Related-Party Transactions, page 32

9. We note that you have a process for review and approval of related party relationships and transactions. Your disclosure should include a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. In addition, you may wish to expand your disclosure to address more specifically the standards to be applied pursuant to your policies for review and approval. Please refer to Item 404(b) of Regulation S-K.

In response to the Staff’s comments, the Company has revised its disclosure regarding its existing written policies regarding review and approval of related party relationships and transactions on page 77 of the Amendment. The added disclosure clarifies that the Company has and observes written policies for the approval of related party transactions, and that all potential related party transactions, not only those meeting numerical standards, are subject to review. The disclosure also addresses standards that may be applied by our Ethics Committee in considering a given related party transaction. In addition, the Company will ensure that its future filings include more detailed disclosure of its policies regarding review and approval of related party relationships and transactions.

JONES DAY

SupportSoft, Inc.

SEC File No. 000-30901

May 14, 2009

Preliminary Proxy Statement on Schedule 14A

General

10. Please tell us how you considered including your historical financial statements and other information about your business in accordance with Part B of Form S-4, which is applicable to your filing by operation of Item 14(c)(1) of Schedule 14A. We note that it does not appear that you have either incorporated information by reference, as provided by Item 10 of Form S-4, or indicated that your proxy is accompanied by the documents specified in Item 12 of Form S-4.

In response to the Staff’s comment, the Company has revised page 1 of the Amendment to indicate that the Company’s proxy statement is accompanied by the documents specified in Item 12 of Form S-4, namely the Company’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2008 and the Company’s most recent quarterly report on Form 10-Q for the quarterly period ended March 31, 2009. These documents contain the historical financial statements and other information about our business contemplated by Item 12 of Form S-4.

Proposal 1: The Asset Sale and the Asset Purchase Agreement

Background of the Asset Sale, page 21

11. Your discussion of the transaction should compare the terms of the initial agreement entered into with Consona and clarify how the terms of the current agreement vary from the initial terms. Discuss any significant proposals and counter-proposals made by the selling and purchasing parties. With respect to the initial and amended terms, disclose whether SupportSoft relied on any reports, opinions or appraisals received from an outside party. If so, please refer to paragraph (b)(6) of Item 14 to Schedule 14A.

In response to the Staff’s comment, we supplementally advise you that the Company and Consona entered into only one set of binding agreements – those entered into on April 5, 2009. We have, however, revised page 24 of the Amendment to describe significant changes from the initial February 18, 2009 draft asset purchase and related agreements to the agreements approved by the Company’s Board of Directors on April 3, 2009 and entered into on April 5, 2009. Other than the opinion of Thomas Weisel Partners, attached as Annex B to the Original Filing, that the aggregate consideration to be received by the Company in connection with the Asset Sale was fair, from a financial point of view as of the date of such opinion, the Company hereby advises the Staff that the Company did not rely upon any other reports, opinions or appraisals received from an outside party.

JONES DAY

SupportSoft, Inc.

SEC File No. 000-30901

May 14, 2009

Post-Closing Business and Proceeds from the Asset Sale, page 27

12. Please expand your discussion regarding the consumer business to provide a more detailed textual discussion of the assets and liabilities being retained. Discuss how management plans to conduct business following the asset sale and provide a balanced discussion of management’s views as to not only the opportunities afforded but also the challenges with respect to the retained business activities. Refer to Item 303 of Regulation S-K in considering the appropriate historical as well as prospective information about the financial performance and business activities of the ongoing business.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Amendment to provide a more detailed discussion of the assets and liabilities being retained and to discuss how management plans to conduct business following the asset sale. In addition, the Company has revised the disclosure on page 29 to provide a balanced discussion of management’s views as to not only the opportunities afforded but all the challenges with respect to the retained business activities. The Company’s revised disclosure, along with the disclosure contained in the section of the proxy statement entitled “Special Risk Considerations You Should Take Into Account in Deciding How To Vote on the Proposal to Sell the Enterprise Business” (which has been revised to add a new risk factor reflecting the Company’s current view of customer concentration on page 42 of the Amendment), contains a discussion of the Company’s liquidity, cash needs and customer concentration and the unpredictability of revenue generally and particularly with respect to the Consumer Business. The Company has also included a brief description of the transition services agreement the Company expects to enter into with Consona at the closing of the Asset Sale on page 30 of the Amendment.

Opinion of our Financial Advisor, page 28

13. Please clarify how you selected Thomas Weisel Partners LLC from among the three potential financial advisors you initially met with in August 2008 and described on page 21. State whether you had or have any material relationship with TWP during the past two years or presently other than as described in connection with the asset sale. In addition, disclose whether you or TWP recommended the amount of the contingent consideration to be paid. Refer to Item 1015(b) of Regulation M-A and Item 14(b)(6) of Schedule 14A.

The Company hereby supplementally advises the Staff that Thomas Weisel Partners LLC was selected by the Company, in part, due to their expertise in handling transactions of this nature, in particular their representation of Motive, one of the most direct competitors of the Enterprise Business, in connection with its sale to Alcatel-Lucent in June 2008. In response to the Staff’s comment, the Company has revised page 34 of the Amendment to disclose that the Company had no material relationship with TWP during the past two years or presently other than as described in connection with the asset sale.

JONES DAY

SupportSoft, Inc.

SEC File No. 000-30901

May 14, 2009

Selected Consolidated Financial Data, page 49

14. Please tell us how you considered including Pro Forma Selected Financial Data pursuant to Item 14(b)(9) of Schedule 14A.

In response to the Staff’s comment, the Company has amended the Preliminary Proxy Statement on Schedule 14A to include pro forma selected financial data as of and for the quarter ended March 31, 2009 and for the years 2008 and 2007. Prior to January 1, 2007, SupportSoft’s only business was the Enterprise Business since the Consumer Business had not yet commenced. Accordingly, historical financial statements of SupportSoft, as of and for the year ended December 31, 2006, represent the Enterprise Business in its entirety. Therefore, pro forma selected financial data for all periods prior to January 1, 2007 is not applicable.

Unaudited Pro Forma Consolidated Financial Information, page 50

15. Please tell us what consideration you gave to presenting pro forma information for the same periods as those presented in your audited financial statements. See Section H Question 6 of the Division of Corporation Finance’s July 2001 Third Supplement to the Manual of Publicly Available Telephone Interpretations.

In response to the Staff’s comment, the Company has amended the Preliminary Proxy Statement on Schedule 14A to include pro forma financial information as of and for the three months ended March 31, 2009 and as of and for the year ended December 31, 2007. Prior to January 1, 2007, SupportSoft’s only business was the Enterprise Business since the consumer business had not yet commenced. Accordingly, historical financial statements of SupportSoft, as of and for the year ended December 31, 2006, represent the Enterprise Business in its entirety. Therefore, pro forma financial information for all periods prior to January 1, 2007 is not applicable. We have added an additional disclosure under “Basis of Presentation” in the notes to the Pro Forma Unaudited Consolidated Financial Information to address this point.

Unaudited Financial Statements of the Enterprise Business of SupportSoft. Inc., page 55

16. We note your statement that you have not presented a statement of cash flows for the Enterprise business because it was deemed impracticable. However, we also note your statement on page 58 of your 10-K that you assess cash flows at the operating segment level, and you present the Enterprise business as an operating segment in Footnote 2 of your Form 10-K. In light of these facts, please clarify for us why it was impracticable to prepare a statement of cash flows for the Enterprise Business for the purposes of your proxy statement.

The Company respectfully submits to the Staff that it is impracticable for the Company to prepare a statement of cash flows for the Enterprise Business in a manner consistent with the consolidated statement of cash flows presented in the Company’s historical financial statements for several reasons. First, the Company does not separately track or report internally its assets and liabilities by operating segment (except for goodwill and acquired intangible assets). Segmented balance sheet accounts would be necessary to prepare an actual statement of cash flows using the indirect method. Secondly, the Company’s operating activity by segment that is

JONES DAY

SupportSoft, Inc.

SEC File No. 000-30901

May 14, 2009

reviewed by the Company’s chief operating decision maker (CODM) excludes segmentation of common corporate expenses, amortization of intangible assets, stock-based compensation, interest and other income and income taxes. In other words, a fully segmented statement of operations through net income is not prepared or available. Segment-level net income would also be required to prepare a statement of cash flows using the indirect method. Because segmented balance sheet accounts and segment-level net income are not maintained or used by the Company in the management of its business, and such segment information would be required to prepare a segment-level statement of cash flows, it is impractical for the Company to prepare an Enterprise Business statement of cash flows at this point for any historical periods. Finally, since Consona is only acquiring certain assets and liabilities of the Enterprise Business, the stand alone financial statements of the Enterprise Business do not represent complete balance sheets. Thus, it is impracticable to prepare statements of cash flows on this basis.

The Company has reviewed the language on page 58 of its 2008 Annual Report on Form 10-K and noted that one of its statements is ambiguous. The relevant disclosure from page 58 states “we evaluate cash flows at the lowest operating segment level”. The Company did not intend to imply that it tracks actual cash flows at the operating segment level. Instead, the disclosure on page 58 is intended to describe the Company’s method of assessing goodwill impairment using a discounted cash flow (DCF) model. In performing its annual goodwill impairment test, the Company evaluates goodwill at the reporting unit level, which is the same level as the Company’s reportable segments under FASB Statement No. 131. Our DCF analysis includes estimates of future cash flows using forecasted segment revenue and expenses and certain assumptions regarding capital expenditures and working capital. The DCF exercise is performed only for the purpose of evaluating whether goodwill is impaired and such information is not prepared on a regular basis nor reviewed by our CODM in making operating decisions. Furthermore, as stated above, the Company does not track actual assets and liabilities, net income or cash flows by operating segment. Consequently, GAAP statements of cash flows cannot be derived from our goodwill impairment analysis. The Company shall clarify the language that appears on page 58 its 2008 Annual Report on Form 10-K in its future SEC filings.

Sincerely,

/s/ Stephen E. Gillette